CONNYCT INC.

FINANCIAL STATEMENTS

FOR THE PERIOD MARCH 22, 2023 THROUGH DECEMBER 31, 2023



INDEX TO THE FINANCIAL STATEMENTS



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Connyct, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Connyct, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholders' deficit, and cash flows for the period from March 22, 2023 (Inception) to December 31, 2023, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from March 22, 2023 (Inception) to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a net loss and negative cash flows from operations since inception, has limited cash balances and remains pre-revenue as of the date of the financial statements that raise substantial doubt of its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are an Independent registered public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. In situations in which management is required to report on the effectiveness of internal control over financial reporting, but such report is not required to be audited, and the auditor has not been engaged to perform an audit of management's assessment of the effectiveness of internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

WithumSmith+Brown, PC   100 Spectrum Center Drive, Suite 1000, Irvine, California 92618-4976   **T** (949) 261 2808   **F** (866) 524 0117   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.

Irvine, California
February 11, 2025

Connyct Inc.
Balance Sheet

		December 31, 2023
ASSETS		
Total assets	$	-
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued expenses	$	131,528
Convertible note – related party		448,700
Total current liabilities		580,228
Total liabilities		580,228
Commitments and contingencies (note 6)		
Stockholders' deficit:		
Common stock, 10,000,000 authorized shares, $0.0001 par value; 750,000 shares issued and outstanding		75
Accumulated deficit		(580,303)
Total stockholders' deficit		(580,228)
Total liabilities and stockholders' deficit	$	-

See accompanying notes to the financial statements.

Connyct Inc.
Statement of Operations

		For the period March 22, 2023 (inception) through December 31, 2023
Operating expenses:		
Research and development expenses	$	364,201
Selling, general, and administrative expenses		216,102
Total operating expenses		580,303
Loss from operations		(580,303)
Net loss	$	**(580,303)**
Weighted average shares outstanding, basic and diluted		**750,000**
Net loss per share, basic and diluted	$	**(0.77)**

See accompanying notes to the financial statements.

4

Connyct Inc.
Statement of Changes in Stockholders' Deficit

	Common Stock			Additional Paid-in capital	Accumulated Deficit	Total
	Number of Shares		Amount			
Balance at March 22, 2023 (inception)	-	$	-	$ -	$ -	$ -
Issuance of common stock	750,000		75	-	-	75
Net loss	-		-	-	(580,303)	(580,303)
Balance at December 31, 2023	**750,000**	$	**75**	$ -	$ **(580,303)**	$ **(580,228)**

See accompanying notes to the financial statements.

Connyct Inc.
Statement of Cash Flows

		For the period March 22, 2023 (inception) through December 31, 2023
Cash flows from operating activities:		
Net loss	$	(580,303)
Adjustments to reconcile net loss to net cash used in operating activities:		
Other expense		75
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		131,528
Net cash used in operating activities		(448,700)
Cash flows from financing activities:		
Proceeds from convertible note - related party		448,700
Net cash provided by financing activities		448,700
Net change in cash		-
Cash, beginning of period		-
Cash, end of period	$	-

See accompanying notes to the financial statements.

1. DESCRIPTION OF BUSINESS

Connyct Inc. (the "Company" or "Connyct") was incorporated in the State of Delaware as a corporate service company on March 22, 2023 ("Inception").

Connyct is a mobile application that aims to become the social platform that inspires creation of customizable communities around meaningful connections, shared interests and experiences. The Company has incurred research and development expenses related to music licensing, software development, design, and content curation and management. The Company will utilize a grassroots approach towards gaining viewership including the use of ambassador programs on college campuses and eventually branch out to the general public once certain download and development milestones are achieved. As of December 31, 2023, Connyct is currently in the development stage and, as such, no revenue has been generated since inception. The Company launched their application on iOS during December 2024 on a limited distribution scale.

2. SUBSTANTIAL DOUBT REGARDING ENTITY'S ABILITY TO CONTINUE AS A GOING CONCERN

The Company has evaluated whether there are any conditions and events considered in the aggregate that raise substantial doubt about its ability to continue as a going concern within one year beyond the issuance date of these financial statements. As of December 31, 2023, the Company has a working capital deficit of $580,228 and accumulated losses amount to $580,303. The Company incurred net losses of $580,303 for the year ended December 31, 2023.

Since inception, the Company has been primarily engaged in developing its application. During these activities the Company sustained substantial losses. The Company's ability to fund ongoing operations is dependent upon the Company's ability to obtain significant additional funding in the near term. The Company has financed its operations through a related party convertible note (see note 4). In addition, the Company has obtained funds through an additional convertible note and capital contributions by both unaffiliated shareholders and related parties during 2024 and plans to continue to obtain funds through further contributions and related party convertible debenture additions. Additional sources of financing may be sought by the Company; however, there can be no assurance that any fundraising will be achieved on commercially reasonable terms, if at all. As a result, management asserts that the Company will continue to have insufficient cash on hand to support its operations for at least the 12 months following the date of the issuance of these financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern through 12 months after the date these financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the settlement of current liabilities, specifically accounts payable and accrued expenses, in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company has prepared its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") as found in the Accounting Standards Codification ("ASC") promulgated by the Financial Accounting Standards Board ("FASB"). The Company's fiscal year ends on December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. There are currently no significant estimates and assumptions made in the accompanying financial statements. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Fair Value Measurement

The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

> **Level 1** — Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

> **Level 2** — Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

> **Level 3** — Unobservable inputs based on the Company's assessment of the assumptions that market participants would use in pricing the asset or liability.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in financial institutions which, at times, may exceed the federal depository insurance corporation limit of $250,000. As of December 31, 2023, the Company has not experienced any loss on their one cash account and management believes the Company is not exposed to significant risks on such account.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker ("CODM"), or decision-making group, in making decisions on how to allocate resources and assess performance. The Company has one operating segment.

Capitalized Software

The Company incurs software development costs to develop software to be used to meet internal needs and applications used to deliver services to customers. Under ASC 350-40, software development costs related to preliminary project activities, post-implementation, and maintenance activities are expensed as incurred. Any costs incurred after the preliminary stage, but prior to the post-implementation operation stage are accounted for as capitalizable assets. Amortization of the software development costs commences at the point at which postimplementation operation stage begins. Software development costs are amortized using the greater of the straight-line method or the usage method over its estimated useful life, which is generally estimated to be three years. During the period ended December 31, 2023, the Company did not meet the criteria for capitalization and has expensed all software costs.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of monies owed to vendors and may contain estimates for services provided but not billed within the normal course of business.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in convertible instruments in accordance with ASC 815 "Derivatives and Hedging Activities".

ASC 815 requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Company accounts for convertible instruments as follows: the Company records when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of maturity. The Company determined that the embedded conversion option should not be bifurcated from the host instrument for the one convertible note at the date of issuance.

If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs, and contingency has been resolved.

Related Party Transactions

The Company follows ASC 850, *"Related Party Disclosures"* for the identification of related parties and disclosure of related party transactions. See Note 4 and 5 for details of related party transactions.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses consist primarily of personnel costs including costs incurred in subscriptions, professional service fees, and other general overhead.

Research and Development Expenses

Research and development expenses consist primarily of third-party license fees, software design, and development. These services are expensed as incurred for the development of the Company's application on iOS.

In line with the guidance ASC 730, *Research and Development*, all research and development expenses will be expensed as incurred. If and when products are commercialized and net sales are realized, royalties of net sales for each product will be a selling expense.

Advertising

Advertising costs are expensed as incurred and were $33,075 for the period March 22, 2023 (inception) through December 31, 2023. Advertising costs are included in selling, general, and administrative expenses in the statement of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and for operating loss and tax credit carryforwards. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

The Company's deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets if it is determined that it is more likely than not that all or a portion of the deferred tax asset will not be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results, expectations of future taxable income, carryforward periods available and other relevant factors. The Company records changes in the required valuation allowance in the period that the determination is made.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available as of the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is more likely than not that a tax benefit will be sustained, the Company does not recognize a tax benefit in the financial statements. The Company records interest and penalties related to uncertain tax positions, if applicable, as a component of income tax expense.

Basic and Diluted Loss per share

Basic loss per share data for each period presented is computed using the weighted average number of shares of common stock outstanding during each such period. Diluted net loss per share is computed by giving effect to all potential shares of common stock to the extent they are dilutive.

The following table sets forth the number of potential shares of common stock that have been excluded from diluted net loss per share because their effect was anti-dilutive:

	For the period March 22, 2023 (inception) through December 31, 2023
Convertible note – related party	64,100

Emerging Growth Company

The Company intends to elect to be treated as an Emerging Growth Company, as defined in Section 2(a) of the Securities Act of 1933, as modified by the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standard updates. ASUs not discussed in these financial statements were assessed and determined to be either not applicable or are expected to have a minimal impact on the financial statements.

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred shares. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (i) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (ii) convertible debt instruments issued with substantial premiums for which the premiums are recorded as additional paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for the Company for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company elected for early adoption as of the period beginning March 22, 2023 (inception).

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes – Improvements to Income Tax Disclosures (Topic 740)*. The amendments require that public business entities on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The amendments also require that all entities disclose on an annual basis the income taxes paid disaggregated by jurisdiction. The amendments eliminate the requirement for all entities to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis, although early adoption is permitted. The Company is currently evaluating the potential impact adopting ASU 2023-09 will have on the Company's financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting – Improvements to Reportable Segment Disclosures (Topic 280)*. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity discloses on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit and loss. The amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this policy as of March 22, 2023 (inception) without material impact to the financial statements and related disclosures.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

		December 31, 2023
Cash overdraft	$	46,300
Accrued expenses		16,377
Accrued expenses – related parties		57,450
Credit card payable		11,401
	$	131,528

During the period ended December 31, 2023, the Company incurred $327,640 of expenses from three affiliated companies of Connyct, which relate to advertising, software development, and various professional services. Of the total $327,640, $234,320 are included within research and development expenses and $93,320 are included within selling, general, and administrative expenses on the statement of operations. As of December 31, 2023, $57,450 of related party expenses remained outstanding and are included within accounts payable and accrued expenses on the balance sheet. All related party outstanding balances are expected to be repaid within the next 12 months.

5. DEBT

Convertible Note – Related Party

On March 23, 2023, the Company entered into a convertible debenture agreement (the "2023 Convertible Note") to be able to borrow up to $1,000,000 in funds with one of its stockholders. The 2023 Convertible Note is non-interest-bearing and matured on December 31, 2024 (the "Maturity Date"). The 2023 Convertible Note is convertible at any time up through the Maturity Date. The 2023 Convertible Note includes a mandatory conversion feature triggered by a qualified financing that occurs after the date of the 2023 Convertible Note agreement and before the Maturity Date. This conversion applies if the Debtor receives gross proceeds of at least $500,000 from one or more investors in exchange for equity or convertible securities of the Debtor. The conversion is based on the outstanding principal amount and a conversion price of $7 per share of the Company's common stock.

During the period March 22, 2023 (inception) through December 31, 2023, the Company received aggregate proceeds of $448,700. As of December 31, 2023, the Company has an outstanding balance of $448,700. On December 31, 2024, the 2023 Convertible Note converted to equity due to funds received under a qualified financing transaction.

6. COMMITMENTS AND CONTINGENCIES

Periodically, the Company reviews the status of any significant matters that exist and assesses its potential financial exposure. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation. As of December 31, 2023, there are no pending claims or litigation that are expected to materially affect the Company's results going forward.

7. SHAREHOLDERS' DEFICIT

As of December 31, 2023, the Company has 10,000,000 authorized shares of common stock, with a par value of $0.0001 per share. The Company has 750,000 shares issued and outstanding. Each common share is entitled to one vote.

8. **INCOME TAXES**

There were no income tax expenses reflected in the results of operations for the period March 22, 2023 (inception) through December 31, 2023.

The following table reconciles the U.S. statutory rates to the Company's effective tax rate for the period March 22, 2023 (inception) through December 31, 2023:

	For the period March 22, 2023 (inception) through December 31, 2023
Federal income taxes at statutory rate	21.00 %
State income taxes at statutory rate	- %
Change in valuation allowance	(21.00)%
Income tax	0.00 %

Deferred tax assets as of December 31, 2023 consists of the following components:

	December 31, 2023
Net operating loss carryforwards	51,757
Capitalized research and development costs	70,091
Total deferred tax asset	121,848
Valuation allowance	(121,848)
Deferred tax assets, net	$ -

The Company has net operating loss carry forwards available to offset future taxable income. The federal loss carryforward will not expire but is limited in use to 80% of current year taxable income. Since the Company's realization of the deferred tax assets is not certain, the Company fully offset the deferred tax assets resulting from these carryforwards with a valuation allowance. The Company has approximately $246,000 of federal net operating loss carry forwards to offset future federal taxable income as of December 31, 2023. The Company did not have any state net operating loss carryforwards as of December 31, 2023.

The Company recognizes uncertain tax positions taken when filing its tax returns if it is more likely than not that the tax authorities will not uphold the position based on current tax law. As of December 31, 2023, the Company has not identified any uncertain tax positions.

9. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the issuance date of the financial statements and determined that there have been no additional subsequent events, except those noted below, that would require recognition in the financial statements or disclosure in the notes to the financial statements.

2024 Stock Incentive Plan

On January 1, 2024, the Board of Directors approved the 2024 Omnibus Stock Incentive Plan (the "Plan") that would enable any employee, non-employee director and consultant, upon Board approval, to receive stock options, stock appreciation rights ("SARs"), and/or restricted share awards of common stock. The Plan authorizes up to an aggregate of 250,000 shares of options, SARs, and any other awards. The vesting term and term for which a vested option may be exercised shall be determined by the Board, and shall not exceed 10 years from the grant date (except that the maximum term of an incentive stock option granted to a 10% stockholder shall be no more than 5 years from the grant date).

An option granted to an employee whose service has terminated for any reason, shall terminate, cease to be exercisable and be forfeited on the earlier of (i) the expiration of the maximum term of the option or (ii) unless otherwise provided in an award agreement, and except for termination for cause, 90 days following the termination of service of the participant. If an employee is terminated for cause, each option, whether vested or unvested, shall cease to be exercisable and be forfeited as of the date of such termination of service.

Commitments and Contingencies

On July 1, 2024, the Company entered into a royalty agreement with a music licensor (the "Licensor") to pay 0.5% of gross revenues generated on a quarterly basis. The agreement expires one year from commencement, on June 30, 2025.

On August 9, 2024, the Company entered into a royalty agreement with a music publisher (the "Publisher") for music publishing rights which expires two years after the effective date. The terms of the agreement are as follows:

- $0.02 per monthly active user ("MAU"), minus any public performance-related deductions, not to exceed 25% royalties otherwise payable to the Publisher;
- An additional fee of $0.01 per MAU over 3 million up to 10 million MAU; at which point the Company will renegotiate the terms of the agreement.

Debt

On January 1, 2024, the Company entered into a convertible loan agreement (the "2024 Convertible Note") with a related party for the amount of up to $1,000,000. The loan is non-interest bearing and matured on December 31, 2024 (the "Maturity Date"). The 2024 Convertible Note includes a mandatory conversion feature triggered by a qualified financing that occurs after the date of the 2024 Convertible Note agreement and before the Maturity Date. This conversion applies if the Debtor receives gross proceeds of at least $500,000 from one or more investors in exchange for equity or convertible securities of the Debtor. The conversion is based on the outstanding principal amount and a conversion price of $7 per share of the Company's common stock. The Company received aggregate proceeds of $799,287 through December 31, 2024. On December 31, 2024, the note converted to equity pursuant to a qualified financing transaction.

Subscription Agreements

On August 15, 2024, a shareholder signed a subscription agreement with the Company for $500,000 in exchange for 71,429 shares of the Company's common stock at a price of $7 per share. The terms of the agreement allow for 5 equal monthly payments of $100,000 each, starting in August 2024, and continuing through December 2024.

On September 17, 2024, a shareholder signed a subscription agreement with the Company for $100,000 in exchange for 14,286 shares of the Company's common stock at a price of $7 per share.